MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

		2015		2014
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	$	299,617	$	468,883
Adjustments to reconcile net income to net cash provided by operating activities				
Net change in:				
(Increase) decrease in commission receivable		288,471		(290,000)
(Increase) decrease in prepaid expense		5,024		(2,000)
Increase (decrease) in commissions payable		95,881		251,624
Net cash provided by operating activities		688,993		428,507
CASH FLOWS FROM FINANCING ACTIVITIES:				
Advances to related party		(315,000)		-
Borrowings on note payable		1,521		-
Capital distributions made to partners		(137,300)		(220,001)
Net cash used in financing activities		(450,779)		(220,001)
NET CHANGE IN CASH AND CASH EQUIVALENTS		238,214		208,506
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		471,604		263,098
CASH AND CASH EQUIVALENTS, END OF YEAR	$	709,818	$	471,604

The accompanying notes are an integral part of these financial statements.